SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                              Badger Paper Mills Inc.
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                                (Name of Issuer)

                                 Common Stock
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                         (Title of Class of Securities)

                                   056543101
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                                 (CUSIP Number)

       Robert C. Shaver, 161 Ottawa Avenue NW, Suite 600 Waters Bldg.,
                 Grand Rapids, Michigan 49503  616-233-5143
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 September 29, 2005
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            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                  SCHEDULE 13D

CUSIP No. 056543101
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      (1)   Names of Reporting Persons.
            I.R.S. Identification Nos. of Above Persons (entities only).

            Bomarko, Inc. (36-2662378)
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      (2)   Check the Appropriate Box if a Member of a Group
                                                                  (a) |X|
                                                                  (b) |_|
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      (3)   SEC Use Only

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      (4)   Source of Funds (See instructions)                            PF
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      (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)
                                                                  |_|
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      (6)   Citizenship or Place of Organization                    Delaware
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Number of      (7)   Sole Voting Power                               282,664
Shares Bene-            -----------------------------------------------------
ficially        (8)   Shared Voting Power
Owned by               -----------------------------------------------------
Each Report-    (9)   Sole Dispositive Power                         282,664
ing Person             ------------------------------------------------------
With           (10)  Shared Dispositive Power
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      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

              282,664
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      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
                                                                  |_|
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      (13)  Percent of Class Represented by Amount in Row (11)

            13.7%
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      (14)  Type of Reporting Person (See Instructions)                   CO











CUSIP No. 056543101
-----------------------------------------------------------------------------
      (1)   Names of Reporting Persons.
            I.R.S. Identification Nos. of Above Persons (entities only).

            Extrusions Division, Inc. (38-2108063)
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      (2)   Check the Appropriate Box if a Member of a Group
                                                                  (a) |X|
                                                                  (b) |_|
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      (3)   SEC Use Only

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      (4)   Source of Funds (See instructions)                            PF
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      (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)
                                                                  |_|
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      (6)   Citizenship or Place of Organization                    Michigan
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Number of      (7)   Sole Voting Power                                   200
Shares Bene-            -----------------------------------------------------
ficially        (8)   Shared Voting Power
Owned by               -----------------------------------------------------
Each Report-    (9)   Sole Dispositive Power                             200
ing Person             ------------------------------------------------------
With           (10)  Shared Dispositive Power
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      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                  200
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      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
                                                                  |_|
-----------------------------------------------------------------------------
      (13)  Percent of Class Represented by Amount in Row (11)

            0.0%
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      (14)  Type of Reporting Person (See Instructions)                   CO



CUSIP No. 056543101
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      (1)   Names of Reporting Persons.
            I.R.S. Identification Nos. of Above Persons (entities only).

           James D. Azzar
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      (2)   Check the Appropriate Box if a Member of a Group
                                                                  (a) |X|
                                                                  (b) |_|
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      (3)   SEC Use Only

-----------------------------------------------------------------------------
      (4)   Source of Funds (See instructions)                            PF
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      (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)
                                                                  |_|
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      (6)   Citizenship or Place of Organization              United States
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Number of      (7)   Sole Voting Power                               515,087*
Shares Bene-            -----------------------------------------------------
ficially        (8)   Shared Voting Power
Owned by               -----------------------------------------------------
Each Report-    (9)   Sole Dispositive Power                         515,087*
ing Person             ------------------------------------------------------
With           (10)  Shared Dispositive Power
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      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

              515,087*
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      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
                                                                  |_|
-----------------------------------------------------------------------------
      (13)  Percent of Class Represented by Amount in Row (11)

            25.04%
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      (14)  Type of Reporting Person (See Instructions)                   IN

*Includes shares beneficially owned by Bomarko Inc. and Extrusions Division, Inc.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock of Badger Paper Mills Inc., a Wisconsin corporation (Issuer). The address of the principal executive offices of the Issuer is 200 West Front Street, Peshtigo, Wisconsin 54157-0149.

ITEM 2. IDENTITY AND BACKGROUND

The statement is being filed by (i) Bomarko, Inc., a Delaware corporation;
(ii) Extrusions Division, Inc., a Michigan corporation; and (iii) James D. Azzar, an individual. The foregoing parties will be collectively referred to in this statement as the Reporting Persons.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

The principal office of Bomarko, Inc. is 1955 N. Oak Road, Plymouth, Indiana 46563. The principal office of Extrusions Division, Inc. is 201 Cottage Grove SE, Grand Rapids, Michigan 49507. James D. Azzar's business address is 201 Cottage Grove SE, Grand Rapids, Michigan 49507 and is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of all funds used by the Reporting Persons for the purchase of the common stock of Issuer presently owned by the Reporting Persons was private funds.

ITEM 4. PURPOSE OF TRANSACTION

The common stock owned by the Reporting Persons have been acquired by the Reporting Persons solely for investment purposes.

On September 20, 2005, the Issuer entered into a Letter of Intent (the LOI) with James D. Azzar (Mr. Azzar) providing for the acquisition of the Issuer by Mr. Azzar through a merger transaction with an entity to be formed by Mr. Azzar (Newco). The LOI provides that shareholders will receive cash consideration of $1.25 per share of the Company's common stock, no par value.

The LOI includes the parties' agreement to negotiate and executes a definitive plan of merger and merger agreement. In addition, the LOI provides that there are no financing or due diligence contingencies to Mr. Azzar's obligations and that Mr. Azzar will personally guaranty the obligations of Newco under the merger agreement.

The LOI grants Mr. Azzar the right to participate in and consent to the day-to-day operations of the Issuer during the period following the execution of the merger agreement and requires that management continue to operate the Issuer in its ordinary course consistent with past practice prior to consummation of the Merger.

The Issuer agreed to terminate all negotiations with other parties regarding a change in control of the Issuer, or the transfer or disposition of its assets.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) Bomarko, Inc. owns 282,664 shares of common stock of Issuer representing 13.74% of the Issuer's outstanding shares of common stock and has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the shares.

      (b) Extrusions Division Inc. owns 200 shares of common stock of Issuer representing 0% of the Issuer's outstanding shares of common stock and has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the shares.

      (c) James D. Azzar owns 232,223 shares of common stock of Issuer representing 11.29% of the Issuer's outstanding shares of common stock and has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the shares.

Collectively, the Reporting Persons (Bomarko, Inc., Extrusions Division, Inc. and James D. Azzar) own 515,087 shares of common stock of Issuer representing 25.04% of the Issuer's outstanding shares of common stock.

During the last 60 days, James D. Azzar acquiring the following shares of common stock of Issuer:

Date
Shares
 Price Per Share
07/18/05
155
3.97
07/18/05
45
3.93
07/18/05
2,000
4.00
07/19/05
1,200
3.99
07/20/05
38,500
4.50
07/21/05
300
4.57
07/21/05
500
4.56
08/01/05
100
4.18
08/04/05
300
4.21
08/18/05
1,800
3.61
08/22/05
100
3.85
08/31/05
300
3.95
08/31/05
100
4.02
09/09/05
100
3.49
09/09/05
184
3.42
09/09/05
816
3.38
09/09/05
60
3.39
09/09/05
340
3.41
09/09/05
300
3.37
09/09/05
100
3.34
09/09/05
100
3.43
09/09/05
400
3.36
09/09/05
100
3.36
09/08/05
300
3.53
09/08/05
200
3.55
09/08/05
100
3.60
09/12/05
1,900
3.07
09/12/05
1,900
3.08
09/12/05
100
3.12
09/12/05
5,351
3.05
09/12/05
5,000
3.05
09/12/05
3,100
3.05
09/12/05
10,000
3.08
Total
75,851


     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information regarding the LOI identified in Item 3 of this statement is hereby incorporated by reference into this Item 6. There are no other agreements between or involving the Reporting Persons relating to the Issuer.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29 2005
                                                /s/ Robert C. Shaver



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